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November 30, 2007		Writer’s Direct Contact 212.468.8163 JTanenbaum@mofo.com

VIA EDGAR CORRESPONDENCE FILING

Christine Davis
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	Sonic Solutions—Comments to Form 10-K for Fiscal Year Ended
March 31, 2006, Filed June 14, 2006 (File No.000-23190) (the “Form 10-K”)

Dear Ms. Davis:

As noted in my letter of May 22, 2007, the audit committee (the “Audit Committee”) of the board of directors of Sonic Solutions (the “Company”) has undertaken a voluntary review (the “Review) of the Company’s historical and current stock option grant practices and related accounting. While this Review is continuing, as noted most recently in the Current Report on Form 8-K filed with the Commission on November 21, 2007, the Audit Committee has determined that the Company’s annual and interim financial statements may no longer be relied upon. In addition, based on the preliminary conclusions of the Review, the Audit Committee and management believe that the Company will restate its previously issued financial statements in order to record additional non-cash charges for stock-based compensation expense.

As noted in my prior letter, the Company will need to complete the Review and any required restatement of its financial statements prior to responding to the Staff’s comments (the “Comments”), contained in the January 12, 2007 letter from Mark Kronforst, Accounting Branch Chief, to Clay Leighton, Executive Vice President and Chief Financial Officer of the Company. Due to the Review, the Company has been unable to file its Annual Report Form 10-K for the fiscal year ended March 31, 2007 (the “2007 10-K”) in addition to its Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2006, June 30, 2007 and September 30, 2007 (together, the “Delayed Form 10-Qs”). The Audit Committee and its advisors are making progress on the Review and are seeking to complete the Review as soon as possible. Based on the current pace and progress of the Review, the Company will require an additional one to three months to complete the Review. The Company will keep the Staff updated regarding the progress of the Review and timing with respect to responding to the Comments and filing the 2007 10-K and the Delayed Form 10-Qs. The Company plans to respond to the Comments, and to reflect its responses to the Comments in the 2007 10-K, when the 2007 10-K is filed with the Commission. We understand that the Staff has acknowledged that the Company will be delayed in responding to the Comments.

Christine Davis
Division of Corporation Finance
Securities and Exchange Commission
November 30, 2007
Page Two

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please do not hesitate to call me at (212) 468-8163 or Michael Kalish at (212) 336-8458.

Sincerely,

/s/ James R. Tanenbaum

James R. Tanenbaum

cc:	Paul Norris, Esq.
Michael Kalish, Esq.